06003468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 2/28/06

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SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tully & Holland, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 William Street Suite 100
(No. and Street)

Wellesley (City) Massachusetts (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy W. Tully 781-239-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street, (Address) Chestnut Hill, (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy W. Tully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tully & Holland, Incorporated, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TULLY & HOLLAND, INCORPORATED
BOSTON, MASSACHUSETTS

FORM X-17A-5 - PART IIA
OF THE
SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT

Year Ended December 31, 2005

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Directors of
Tully & Holland, Incorporated

We have audited the accompanying statement of financial condition of Tully & Holland, Incorporated as of December 31, 2005 and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tully & Holland, Incorporated as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Samet & Company PC

Chestnut Hill, Massachusetts
January 19, 2006

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 95,412	200			$ 95,412	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355	115,748	600	115,748	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	51,583	424				
E. Spot commodities		430			51,583	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	15,216	680	15,216	920
11. Other assets		535	13,519	735	13,519	930
12. TOTAL ASSETS	$ 146,995	540	$ 144,483	740	$ 291,478	940

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	39,103 [1205]	[1385]	39,103 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 39,103 [1230]	$ [1450]	$ 39,103 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		3 [1792]
C. Additional paid-in capital		124,198 [1793]
D. Retained earnings		226,991 [1794]
E. Total		351,192 [1795]
F. Less capital stock in treasury		16 (98,817) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 252,375 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 291,478 [1810]

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated

For the period (MMDDYY) from 24 010105 [3932] to 123105 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$		3935
b. Commissions on listed option transactions		25		3938
c. All other securities commissions				3939
d. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading				3949
c. Total gain (loss)				3950
3. Gains or losses on firm securities investment accounts				3952
4. Profit (loss) from underwriting and selling groups		26		3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services			1,003,621	3975
8. Other revenue			2,256	3995
9. Total revenue		$	1,005,877	4030
EXPENSES				
10. Salaries and other employment costs for general partners and voting stockholder officers			407,525	4120
11. Other employee compensation and benefits			33,445	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense			381	4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses				4195
15. Other expenses			563,384	4100
16. Total expenses		$	1,004,735	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	1,142	4210
18. Provision for Federal income taxes (for parent only)		28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4338			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	1,142	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	95	4211

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Tully & Holland, Incorporated

For the period (MMDDYY) from 010105 to 123105

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 288,983	4240
A. Net income (loss)		1,142	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	37,750	4270
2. Balance, end of period (From item 1800)		$ 252,375	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ 0	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ 0	4330

OMIT PENNIES

See notes to financial statements

TULLY & HOLLAND, INCORPORATED

STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 1,142
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	6,710
Changes in operating assets and liabilities:	
Accounts receivable	(103,449)
Prepaid expenses	(5,939)
Security deposit	(5,063)
Accounts payable and accrued expenses	(47,203)
Net cash used in operating activities	(153,802)
Cash flows from investing activities:	
Purchase of property and equipment	(9,430)
Redemption of marketable securities	8,744
Net cash used in investing activities	(686)
Cash flows from financing activities:	
Distributions to shareholders	(37,750)
Net decrease in cash	(192,238)
Cash, beginning of year	287,650
Cash, end of year	$ 95,412

TULLY & HOLLAND, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 1 **Summary of significant accounting policies**

Nature of business
Tully & Holland, Incorporated (the "Company") operates as a regulated securities broker/dealer specializing in private placements.

Revenue recognition
The Company prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and the amount and timing of revenue can be reasonably estimated.

Accounts receivable
Accounts receivable are customer obligations due under normal trade terms. The Company reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The balance of $115,748 shown on the statement of financial condition is net of an allowance for doubtful accounts of $50,000. Based on the information available, the Company believes the allowance for doubtful accounts as of December 31, 2005 is adequate.

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated using straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated lives used to determine annual depreciation are: office equipment 5 to 7 years, computer equipment 5 years, and office furniture 7 years. Repair and maintenance costs are expensed as incurred.

Advertising
The Company expenses advertising costs as incurred. Advertising costs for the year ended December 31, 2005 was $3,683.

Income taxes
The Company, with the consent of its sole shareholder, has made an election under Subchapter S of the Internal Revenue Code, not to be subject to federal income taxes at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder. Consequently, the statement of income (loss) contains no provision for federal income taxes.

The Company is liable for Massachusetts excise taxes. Accordingly, this tax has been included in the accompanying financial statements.

Use of estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 Marketable securities

As of December 31, 2005, marketable securities were comprised of U.S. Treasury Money Market Funds. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulting in marketable securities being carried at fair market value. As of December 31, 2005, the market value and original cost of the marketable securities held as available-for-sale securities was $51,583.

Note 3 Revolving line of credit

The Company has a revolving line of credit arrangement with a bank under which the Company may borrow up to $85,000. The note is unsecured and payable upon demand. Borrowings under this arrangement accrue interest at the Wall Street Journal prime rate plus 1%. As of December 31, 2005, the Company had no outstanding borrowings under this arrangement. The agreement expires in May, 2006.

Note 4 Property and equipment

As of December 31, 2005, property and equipment consisted of the following:

Property and equipment	$81,056
Less accumulated depreciation	65,840
	$15,216

Depreciation expense for the year ended December 31, 2005 was $6,710.

Note 5 Commitments

During the year ended December 31, 2005, the Company entered into a lease agreement for its facility. The agreement requires the company to make monthly lease payments, plus applicable operating expenses as defined in the agreement. The lease commenced October 1, 2005 and will terminate November 30, 2010.

During the year ended December 31, 2005, rentals under long-term lease obligations were $49,269. Minimum future lease payments (not including operating expenses) on this lease at December 31, 2005, are as follows

Note 5 **Commitments (continued)**

Year Ended December 31	Amount
2006	$ 60,930
2007	63,025
2008	65,120
2009	67,215
2010	63,374
	$319,664

Note 6 **Capital structure**

As of December 31, 2005, the Company had authorized 1,000 shares of $.01 par value common stock with 300 shares issued, 100 shares outstanding, and 200 shares held in treasury. Treasury stock is accounted for at cost. Common shares are voting and dividends are paid at the discretion of the Board of Directors.

Note 7 **Net capital**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities and Exchange Act of 1934). As of December 31, 2005, the Company's net capital as computed under this rule was $106,860 which was $101,860 more than the minimum net capital of $5,000.

Note 8 **Pension plan**

The Company sponsors a profit sharing plan which covers substantially all employees. Contributions are made at the discretion of the Board of Directors. The Company contribution was $34,000 in 2005.

Note 9 **Related Party Transactions**

The Company leases a vehicle under a five year lease expiring December 2008, to an officer/shareholder of the Company. The lease requires monthly rentals of $1,350.

Lease expense for the year ended December 31, 2005 amounted to $16,200. Future minimum rentals under the operating lease agreement for the years ending December 31, are as follows:

2006	$16,200
2007	16,200
2008	16,200
	$48,600

Note 10 **Concentration of risk**

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

The Company maintains its cash balances at one financial institution. At times such cash balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit. This risk is managed by maintaining all deposits in a high-quality institution.

During the year ended December 31, 2005, four customers accounted for approximately 71% of revenues. Of these, one customer totaled $150,000 or approximately 86% of the Company's accounts receivables as of December 31, 2005.

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Directors of
Tully and Holland, Incorporated

We have audited the accompanying financial statements of Tully & Holland, Incorporated for the year ended December 31, 2005 and have issued our report thereon dated January 19, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
January 19, 2006

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated — as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 252,375	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			252,375	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 252,375	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 144,483	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(144,483)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 107,892	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	1,032	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1,032)	3740
10.	Net Capital			$ 106,860	3750

[30]

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated — as of 12/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	2,606	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	101,860	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) [22]	$	102,949	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	39,103	3790
17. Add:						
A. Drafts for immediate credit [21]	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	39,103	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	37	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Tully & Holland, Incorporated	as of 12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30	4335		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Note:

No material differences exist between this report and the most recent filing by the Company of Part II of the FOCUS Report with respect to the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

See notes to financial statements

TULLY & HOLLAND, INCORPORATED
BOSTON, MASSACHUSETTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

Year Ended December 31, 2005

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17 A - 5

To the Directors of
Tully & Holland, Incorporated

In planning and performing our audit of the financial statements of Tully & Holland, Incorporated for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

SAMET

Certified Public Accountants

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Samet & Company PC

Chestnut Hill, Massachusetts
January 19, 2006

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com